United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco

Date: December 17, 2009		Roberto Castello Branco
Director of Investor Relations

VALE S.A.
PUBLICLY LISTED COMPANY
CNPJ 33.592.510/0001-54
EXTRAORDINARY GENERAL SHAREHOLDERS MEETING
CONVENING NOTICE
Shareholders of Vale S.A. (“Vale”) are hereby invited to convene for the Extraordinary General Shareholders Meetings to be held on January 22, 2010 at 4:30 P.M. at Avenida Graça Aranha, 26, 19º floor, in the city of Rio de Janeiro, Brazil for the purpose of discussing and deciding upon the matters set forth in the agenda below:
1.
To ratify the appointment of an alternate member of the Board of Directors, duly nominated during the Board of Directors meetings held on September 17, 2009 in accordance with §10 of article 11 of Vale’s By-Laws;

2.
The Approval for the Protocols and Justifications of the Consolidations of Sociedade de Mineração Estrela de Apolo S.A. (“Estrela de Apolo”) and of Mineração Vale Corumbá S.A. (“Vale Corumbá”) into Vale, both wholly owned subsidiaries of Vale, pursuant to articles 224 and 225 of the Brazilian Corporate Law;

3.	To ratify the appointment of Domingues e Pinho Contadores, the experts hired to appraise the values of both Estrela de Apolo and Vale Corumbá;
4.	To decide on the Appraisal Report, prepared by the expert appraisers; and
5.	The Approval for the consolidation of both Estrela de Apolo and Vale Corumbá into Vale, without a capital increase or the issuance of new Vale shares.
According to CVM Rule nº 282/98, a shareholder must hold at least 5% (five percent) of the Company’s voting capital in order to request a cumulative voting system.
To shareholders who shall be represented by proxy, we request that you send your power of attorney to our offices 72 (seventy-two) hours in advance of the meeting to be convened, in order to be able to confirm the legitimacy of the proxy being exercised.
Rio de Janeiro, December 17, 2009.
Sérgio Ricardo Silva Rosa
Chairman of the Board of Directors

PROTOCOL AND JUSTIFICATION OF CONSOLIDATION OF SOCIEDADE
DE MINERAÇÃO ESTRELA DE APOLO INTO VALE S.A.
VALE S.A. (“Vale”), a public company with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Graça Aranha, number 26, enrolled with the Legal Entities Taxpayers Roll of the Ministry of Finance (CNPJ/MF) under the number 33.592.510/0001-54, with its articles of incorporation filed with the Commercial Registry of the State of Rio de Janeiro — JUCERJA, under the number 33.300.019.766, herein represented in the terms of its Bylaws; and
SOCIEDADE DE MINERAÇÃO ESTRELA DE APOLO (“Estrela de Apolo”), a private company with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Graça Aranha, number 26, 1601 — part, enrolled with the Legal Entities Taxpayers Roll of the Ministry of Finance (CNPJ/MF) under the number 07.221.852/0001-58, with its articles of incorporation filed with the Commercial Registry of the State of Rio de Janeiro — JUCERJA, under the number 33.3.0027557-6, herein represented in the terms of its Bylaws and, jointly with Vale (“COMPANIES”), the COMPANIES have agreed upon signing this PROTOCOL AND JUSTIFICATION OF CONSOLIDATION OF ESTRELA DE APOLO INTO VALE (“Protocol”) which consolidates the conditions agreed by the administrators of the COMPANIES, related to the consolidation of Estrela de Apolo into Vale, based on Articles 224 and 225 of Law 6,404, of December 15, 1976 (“Brazilian Corporate Law”) as well as any other further applicable legal dispositions, as per the terms and conditions set out below:
1. Vale is a public company, being the world’s largest producer of iron ore and pellets and one of the largest producers of nickel. It is an important global producer of copper, bauxite, alumina, aluminum, cobalt, coal and manganese among other raw materials important to the global industrial sector. Vale is also the largest logistics player in Brazil.
2. Estrela de Apolo is a private company, which has as its main purposes the exploration and exploitation of mineral deposits located in Brazil, by means of research, extraction, processing, transportation and commerce of mineral assets, which may be extended to the exportation of such substances and products, as well as the participation in other companies.

3. Whereas Estrela de Apolo is a wholly-owned subsidiary of Vale and there are synergies between the COMPANIES, the consolidation of Estrela de Apolo into Vale is justified as it allows for simplification of the corporate structure as well as optimization of resources and costs.
4. The share capital of Estrela de Apolo is R$ 4.160,00 (four thousand, one hundred and sixty reais), fully paid in, divided in 41.600 (forty-one thousand and six hundred) common shares, all nominative, with no par value, which are entirely held by Vale, free of any liens or encumbrances.
5. Estrela de Apolo’s assets shall be transferred to Vale at the respective book value as the assets and liabilities are valuated according to the general accepted accounting principles. This is justified by the fact that, as Estrela de Apolo is a wholly-owned subsidiary of Vale, its net assets are already the exclusive property of Vale and are represented by the shares of Estrela de Apolo. Once the universality of the 41.600 (forty one thousand and six hundred) common shares issued by Estrela de Apolo and held by Vale are cancelled, as a result of the consolidation of Estrela de Apolo into Vale, the value of these shares in Vale’s accounting book shall be replaced by the value of Estrela de Apolo’s assets, without any alteration to the book entered value.
6. The value of Estrela de Apolo’s net assets to be transferred to Vale shall be ascertained by a specialist company, pursuant to article 8 of the Brazilian Corporate Law, with such company being nominated at the Extraordinary General Shareholders’ Meeting of Vale at which the present proposal is to be analyzed, with such company composing the appraisal report, as established in paragraph 1, article 227 of the Brazilian Corporate Law, with such valuation being made using the book value, based upon the balance sheet of Estrela de Apolo as prepared on October 31, 2009, with observance of the accounting criteria established in articles 183 and 184 of the Brazilian Corporate Law to the valuation of assets and liabilities elements, in the rules of Brazilian’s Securities and Exchange Commission, considering that Vale adopts the same criteria.

7. Changes to the value of the assets taking place between October 31, 2009 and the effective date of the consolidation of Estrela de Apolo into Vale shall be registered in Estrela de Apolo, considering the balance which must be elaborated to instruct a declaration of appropriated to be filed with respect to the extinguishment of Estrela de Apolo by its consolidation into Vale, reflecting in Vale by the mechanism of assets equivalency, without affecting the appraisal report mentioned on the former item.
8. Given that Vale holds all the shares composing Estrela de Apolo’s share capital, which shall be cancelled by the intended consolidation, there shall be no share issuance of Vale’s capital, which shall remain unchanged. Consequently, no amendments will be made to the By-Laws of Vale.
9. As a result of the above, Estrela de Apolo and Vale will each hold Extraordinary General Shareholders’ meetings to formalize the provisions of the present instrument, pursuant to article 227 of the Brazilian Corporate Law, and Vale shall be responsible for filing the minutes of the consolidation at the appropriate registration entities.
10. Under the terms of the Brazilian Corporate Law, Vale shall unconditionally assume the entire assets, rights and liabilities of Estrela de Apolo, be they legal or conventional.
In light of the above, the consolidation of Estrela de Apolo into Vale is in the best interests of its shareholders.
Rio de Janeiro, December 17, 2009.
SOCIEDADE DE MINERAÇÃO ESTRELA DE APOLO S.A.
VALE S.A.

PROTOCOL AND JUSTIFICATION OF CONSOLIDATION OF
MINERAÇÃO VALE CORUMBÁ S.A. INTO VALE S.A.
VALE S.A. (“Vale”), a public company with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Graça Aranha, number 26, enrolled with the Legal Entities Taxpayers Roll of the Ministry of Finance (CNPJ/MF) under the number 33.592.510/0001-54, with its articles of incorporation filed with the Commercial Registry of the State of Rio de Janeiro — JUCERJA, under the number 33.300.019.766, herein represented in the terms of its Bylaws; and
MINERAÇÃO VALE CORUMBÁ S.A. (“Vale Corumbá”), a private company with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Graça Aranha, number 26, 11° floor, enrolled with the Legal Entities Taxpayers Roll of the Ministry of Finance (CNPJ/MF) under the number 34.167.684/0001-32, with its articles of incorporation filed with the Commercial Registry of the State of Rio de Janeiro — JUCERJA, under the number 33.207.483.971, herein represented in the terms of its Bylaws and, jointly with Vale (“COMPANIES”), the COMPANIES have agreed upon signing this PROTOCOL AND JUSTIFICATION OF CONSOLIDATION OF VALE CORUMBÁ INTO VALE (“Protocol”) which consolidates the conditions agreed by the administrators of the COMPANIES, based on Articles 224 and 225 of Law 6,404, of December 15, 1976 (“Brazilian Corporate Law”), related to the consolidation of Vale Corumbá into Vale, as well as any other further applicable legal dispositions, as per the terms and conditions set out below:
1. Vale is a public company, being the world’s largest producer of iron ore and pellets and one of the largest producers of nickel. It is an important global producer of copper, bauxite, alumina, aluminum, cobalt, coal and manganese among other raw materials important to the global industrial sector. Vale is also the largest logistics player in Brazil.
2. Vale Corumbá is a private company, which has as its main purposes (i) the investigation and research of minerals and ores, exploration, exploitation and management of mineral deposits, obtaining of research licenses, concessions for mining of all species of ores and minerals in the terms of the applicable legislation, purchase and lease of lands, equipments and facilities, including rights and interests in the underground; (ii) the purchase, sale, beneficiation, processing, refinement, industrialization, importation and exportation, commercialization and railway, highway and/or maritime transport of ores, minerals and metals of any species, on its behalf or for third parties; (iii) the purchase and sale of all and any manufactured products, machinery and equipments related to the above mentioned activities.

3. Vale Corumbá is the holding of four companies that hold mining rights in border areas: (i) Mineração Corumbaense Reunida S.A., a private company, enrolled with the Legal Entities Taxpayers Roll of the Ministry of Finance (CNPJ/MF) under the number 03.327.988/0001-96; (ii) Mineração Dobrados S.A. Indústria e Comércio, a private company, enrolled with the Legal Entities Taxpayers Roll of the Ministry of Finance (CNPJ/MF) under the number 44.075.877/0001-17; (iii) Mineração Ocirema Indústria e Comércio Ltda., a limited liability entity, enrolled with the Legal Entities Taxpayers Roll of the Ministry of Finance (CNPJ/MF) under the number 46.544.144/0001-00; and (iv) Mineração Manati Ltda., a limited liability entity, enrolled with the Legal Entities Taxpayers Roll of the Ministry of Finance (CNPJ/MF) under the number 30.670.848/0001-99, all companies with its head offices in the City of Corumbá, State of Mato Grosso do Sul, at Morro do Urucum Highway.
4. Whereas Vale Corumbá is a wholly-owned subsidiary of Vale and there are synergies between the COMPANIES, the consolidation of Vale Corumbá into Vale is justified as it allows for simplification of the corporate structure as well as optimization of resources and costs.
5. The share capital of Vale Corumbá is R$327.603.679,00 (three hundred and twenty-seven million, six hundred and three thousand, six hundred and seventy-nine reais), divided in 327.603.679 (three hundred and twenty-seven million, six hundred and three thousand, six hundred and seventy-nine) common shares, all nominative, with no par value, which are entirely held by Vale, free of any liens or encumbrances.

2

6. Vale Corumbá´s assets shall be transferred to Vale at the respective book value as the assets and liabilities are valuated according to the general accepted accounting principles. This is justified by the fact that, as Vale Corumbá is a wholly-owned subsidiary of Vale, its net assets are already the exclusive property of Vale and are represented by the shares of Vale Corumbá. Once the universality of the 327.603.679 (three hundred and twenty-seven million, six hundred and three thousand, six hundred and seventy-nine) common shares issued by Vale Corumbá and held by Vale are cancelled, as a result of the consolidation of Vale Corumbá into Vale, the value of these shares in Vale’s accounting books shall be replaced by the value of Vale Corumbá ´s assets, without any alteration to the book entered value.
7. The value of Vale Corumbá´s net assets to be transferred to Vale shall be ascertained by a specialist company, pursuant to article 8 of the Brazilian Corporate Law, with such company being nominated at the Extraordinary General Shareholders’ Meeting of Vale at which the present proposal is to be analyzed, with such company composing the appraisal report, as established in paragraph 1, article 227 of the Brazilian Corporate Law, with such valuation being made using the book value, based upon the balance sheet of Vale Corumbá as prepared on October 31, 2009, with observance of the accounting criteria established in articles 183 and 184 of the Brazilian Corporate Law to the valuation of assets and liabilities elements, in the rules of Brazilian’s Securities and Exchange Commission, considering that Vale adopts the same criteria.
8. Changes to the value of the assets taking place between October 31, 2009 and the effective date of the consolidation of Vale Corumbá into Vale shall be registered in Vale Corumbá, considering the balance which must be elaborated to instruct a declaration of appropriated to be filed with respect to the extinguishment of Vale Corumbá by its consolidation into Vale, reflecting in Vale by the mechanism of assets equivalency, without affecting the appraisal report mentioned on the former item.

3

9. Given that Vale holds all the shares composing Vale Corumbá’s share capital, which shall be cancelled by the intended consolidation, there shall be no share issuance of Vale’s capital, which shall remain unchanged. Consequently, no amendments will be made to the By-Laws of Vale.
10. As a result of the above, Vale Corumbá and Vale will each hold Extraordinary General Shareholders’ meetings to formalize the provisions of the present instrument, pursuant to article 227 of the Brazilian Corporate Law, and Vale shall be responsible for filing the minutes of the consolidation at the appropriate registration entities, to which have already been given the previous permission by the Board of National Defense (Conselho de Defesa Nacional), through the Acts under the number 181 (of Mineração Corumbaense Reunida S.A.), 182 (of Mineração Manati Ltda.), 185 (of Mineração Ocirema Indústria e Comércio Ltda.), and (of Mineração Dobrados S.A. Indústria e Comércio), all dated from August 31, 2009, published at the Official Gazette in September 1st, 2009, and republished in September 11, 2009.
11. Under the terms of the Brazilian Corporate Law, Vale shall unconditionally assume the entire assets, rights and liabilities of Vale Corumbá, be they legal or conventional.
In light of the above, the consolidation of Vale Corumbá into Vale is in the best interests of its shareholders.
Rio de Janeiro, December 17, 2009.
MINERAÇÃO VALE CORUMBÁ S.A.
VALE S.A.

4

VALUATION REPORT

SOCIEDADE DE MINERAÇÃO ESTRELA DE APOLO S.A.

VALUATION REPORT
SOCIEDADE DE MINERAÇÃO ESTRELA DE APOLO S.A.
Rio de Janeiro — RJ
Domingues e Pinho Contadores, with headquarters at Avenida Rio Branco, 311 4° andar in the City and State of Rio de Janeiro, enrolled in the CNPJ/MF (Brazilian Register of Legal Entities) under No. 28.005.122/0001-90, herein represented by its undersigned partner, Anderson Amorim de Amorim, accountant, bearer of the Identity Card No. 051.323-O/6, issued by the CRC/RJ (Regional Accounting Council of Rio de Janeiro), enrolled in the CPF/MF (Brazilian Individual Taxpayer Register) under No. 495.424.517-68, hereby engaged by VALE S.A., with headquarters at Avenida Graça Aranha, 26, in the City and State of Rio de Janeiro, enrolled in the CNPJ/MF under No. 33.592.510/0001-54, to conduct this valuation of net assets at book value of the Sociedade de Mineração Estrela de Apolo S.A., with headquarters at Avenida Graça Aranha, 26, salão 1601, parte, in the City and State of Rio de Janeiro, which Articles of Organization are filed with the Registry of Commerce of the State of Rio de Janeiro under No. 33.3.0027557-6, enrolled in the CNPJ/MF under No. 07.221852/0001-58, pursuant to the provisions of the Law 6.404/76, amended by the Laws No. Leis 11.638/07 and No. 11.941/09, with the purpose of providing the support to merger process required by the Brazilian legislation, presents the following results of the work performed.
1 BASIS OF VALUATION AND PROCEDURES
The valuation of net assets at book value was performed based on the balance sheet as of October 31, 2009 of the Sociedade de Mineração Estrela de Apolo S.A., pursuant to the standards established by the Articles 182 to 184 of the Law No. 6.404/76, amended by the Laws No. Leis 11.638/07 and No. 11.941/09, and other instructions received by Domingues e Pinho Contadores. Sociedade de Mineração Estrela de Apolo S.A., in accordance with its Management, will be absorbed by Vale S.A. based on the information provided by the balance sheet as of October 31, 2009.

RIO DE JANEIRO	SÃO PAULO	MACAÉ
Av. Rio Branco 311,	Rua Sampaio Viana 277,	Rua Teixeira de Gouveia, 989
4° e 10° andares	10° andar	Sala 302
Centro CEP 20040-903	Paraíso CEP 04004-000	Centro CEP 27910-110
Tel: 55 (21) 3231-3700	Tel: 55 (11) 3884-1116	Tel: 55 (22) 2773-3318

www.dpc.com.br

2 VALUATION OF NET ASSETS TOTAL

SOCIEDADE DE MINERAÇÃO ESTRELA DE APOLO S.A.
STATEMENT OF NET ASSETS AS OF OCTOBER 31, 2009
(amounts in Brazilian Reais)
ASSETS
CURRENT ASSETS
Accounts Receivable — affiliated companies	1.660,00

NON-CURRENTASSETS
Intangible Assets — research permit	2.500,00

TOTAL ASSETS	4.160,00

LIABILITIES
NON-CURRENT LIABILITIES
NET ASSETS	4.160,00

3 VALUATION RESULTS
Based on the work performed, we conclude that the value the net assets of Sociedade de Mineração Estrela de Apolo S.A. as of October 31, 2009 amounts to R$ 4,160.00 (Four Thousand, One Hundred and Sixty-Reais).
4 ADDITIONAL INFORMATION
In compliance with the Paragraph 5 of the Instruction 319 of the Brazilian Securities and Exchange Commission (CVM), we inform that we are not aware of any conflicts of interest concerning the Company or this transaction, whether direct or indirect, or of any other circumstances that could represent a conflict of interest in connection with the services described above and provided by us. Likewise, we are not aware of any action by the Controlling Company or by the Company management with the objective of biasing, restricting, hampering or committing any acts that have or could have impaired access, use or knowledge related to information, assets, documents or work methodologies that are significant to the quality of the respective conclusions.
Rio de Janeiro, December 11, 2009.

/s/ Anderson Amorim de Amorim
Anderson Amorim de Amorim
CPF/MF No. 495.424.517-68 CRC-RJ No. 051.323-O/6

RIO DE JANEIRO	SÃO PAULO	MACAÉ
Av. Rio Branco 311,	Rua Sampaio Viana 277,	Rua Teixeira de Gouveia, 989
4° e 10° andares	10° andar	Sala 302
Centro CEP 20040-903	Paraíso CEP 04004-000	Centro CEP 27910-110
Tel: 55 (21) 3231-3700	Tel: 55 (11) 3884-1116	Tel: 55 (22) 2773-3318

www.dpc.com.br

VALUATION REPORT
MINERAÇÃO VALE CORUMBÁ S.A.

VALUATION REPORT
MINERAÇÃO VALE CORUMBÁ S.A.
Rio de Janeiro — RJ
Domingues e Pinho Contadores, with headquarters at Avenida Rio Branco, 311 4° andar in the City and State of Rio de Janeiro, enrolled in the CNPJ/MF (Brazilian Register of Legal Entities) under No. 28.005.122/0001-90, herein represented by its undersigned partner, Anderson Amorim de Amorim, accountant, bearer of the Identity Card No. 051.323-O/6, issued by the CRC/RJ (Regional Accounting Council of Rio de Janeiro), enrolled in the CPF/MF (Brazilian Individual Taxpayer Register) under No. 495.424.517-68, hereby engaged by VALE S.A., with headquarters at Avenida Graça Aranha, 26, in the City and State of Rio de Janeiro, enrolled in the CNPJ/MF under No. 33.592.510/0001-54, to conduct this valuation of net assets at book value of the Mineração Corumbá S.A., a closely-held corporation, with headquarters at Avenida Graça Aranha, 26, 11° andar, in the City and State of Rio de Janeiro, enrolled in the CNPJ/MF under No. 07.221852/0001-32, which Articles of Incorporation are filed with the Registry of Commerce of the State of Rio de Janeiro under No. 33.3.0027557-6, pursuant to the provisions of the Law 6.404/76, amended by the Laws No. Leis 11.638/07 and No. 11.941/09, with the purpose of providing the support to merger process required by the Brazilian legislation, presents the following results of the work performed.
1 BASIS OF VALUATION AND PROCEDURES
The valuation of net assets at book value was performed based on the balance sheet as of October 31, 2009 of the Mineração Vale Corumbã S.A., pursuant to the standards established by the Articles 182 to 184 of the Law No. 6.404/76, amended by the Laws No. Leis 11.638/07 and No. 11.941/09, and other instructions received by Domingues e Pinho Contadores. Mineração Vale Corumbã S.A., in accordance with its Management, will be absorbed by Vale S.A. based on the information provided by the balance sheet as of October 31, 2009.

RIO DE JANEIRO	SÃO PAULO	MACAÉ
Av. Rio Branco 311,	Rua Sampaio Viana 277,	Rua Teixeira de Gouveia, 989
4° e 10° andares	10° andar	Sala 302
Centro CEP 20040-903	Paraíso CEP 04004-000	Centro CEP 27910-110
Tel: 55 (21) 3231-3700	Tel: 55 (11) 3884-1116	Tel: 55 (22) 2773-3318

www.dpc.com.br

2 VALUATION OF NET ASSETS TOTAL

MINERAÇÃO VALE CORUMBÁ S.A. PRO FORMA BALANCE SHEET AS OF OCTOBER 31, 2009 Amounts in Brazilian Reais
ASSETS
CURRENT ASSETS
Cash And Cash Equivalents	207.755,70
Accounts Receivable	727.500,00
Recoverable Taxes	3.225.278,36
4.160.534,06

NON-CURRENT ASSETS
LONG-TERM RECEIVABLES
Loans	337.284.675,19
Current Accounts	3.021.398,51
Reserve Requirements	113.810,17
Credits from Assignment of Property
Rights — Manati	3.605.915,20
Deposits in Court	1.872.333,95
Social Contributions Recoverable	6.248.674,70
Other Receivables	116.644,00
352.263.451,72

Investments
Controlled Companies	7.648.591,85
Affiliate Companies	28,82
7.648.620,67
Property, Plant and Equipment	4.637.279,80
Intangible Assets	93.237,10
TOTAL ASSETS	368.803.123,35

LIABILITIES
CURRENT LIABILITIES
Accounts Payable	380,23
Taxes Payable	1.460.553,17
Management Provisions	10.113.598,36
Other Creditors	285.147,70
11.859.679,46

NON-CURRENT LIABILITIES
Deferred Income Tax and Social Contribution	2.177.158,00

Total Net Assets	354.766.285,89
TOTAL LIABILITIES	368.803.123,35

RIO DE JANEIRO	SÃO PAULO	MACAẾ
Av. Rio Branco 311,	Rua Sampaio Viana 277,	Rua Teixeira de Gouveia, 989
4° e 10° andares	l0° andar	Sala 302
Centro CEP 20040-903	Paraíso CEP 04004-000	Centro CEP 27910-110
Tel: 55 (21) 3231-3700	Tel: 55 (11) 3884-1116	Tel: 55 (22) 2773-3318

www.dpc.com.br

3 VALUATION RESULTS
Based on the work performed, we conclude that the value of the net assets of Mineração Vale Corumbá S.A. as of October 31, 2009 amounts to R$ 354,766,285.89 (Three Hundred Fifty-four Million, Seven Hundred Sixty-six Thousand, Two Hundred Eighty-five Reais and Eighty-nine Cents).
4 ADDITIONAL INFORMATION
In compliance with the Paragraph 5 of the Instruction 319 of the Brazilian Securities and Exchange Commission (CVM), we inform that we are not aware of any conflicts of interest concerning the Company or this transaction, whether direct or indirect, or of any other circumstances that could represent a conflict of interest in connection with the services described above and provided by us. Likewise, we are not aware of any action by the Controlling Company or by the Company management with the objective of biasing, restricting, hampering or committing any acts that have or could have impaired access, use or knowledge related to information, assets, documents or work methodologies that are significant to the quality of the respective conclusions.
Rio de Janeiro, December 11, 2009.

/s/ Anderson Amorim de Amorim
Anderson Amorim de Amorim
CPF/MF No. 495.424.517-68 CRC-RJ No. 051.323-O/6

RIO DE JANEIRO	SÃO PAULO	MACAẾ
Av. Rio Branco 311,	Rua Sampaio Viana 277,	Rua Teixeira de Gouveia, 989
4° e 10° andares	10° andar	Sala 302
Centro CEP 20040-903	Paraíso CEP 04004-000	Centro CEP 27910-110
Tel: 55 (21) 3231-3700	Tel: 55 (11) 3884-1116	Tel: 55 (22) 2773-3318

www.dpc.com.br